                   SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   November, 2000
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   DEALINGS BY DIRECTORS
                                 ---------------------

AMVESCAP PLC
268611
IMMEDIATE RELEASE  16 NOVEMBER 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652



  Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1)    NAME OF COMPANY                      2)    NAME OF DIRECTOR

      AMVESCAP PLC                               BEVIS LONGSTRETH
 ...............................................................................
3)    Please state whether                 4)    Name of the registered
      notification indicates                     holder(s) and, if more
      that it is in respect                      than one holder, the
      of holding of the                          number of shares held
      Director named in 2                        by each of them. (If
      above or holding of                        notified).
      that person's spouse
      or children under the
      age of 18 or in respect
      of a non-beneficial interest.

      NOTIFICATION IS IN RESPECT
      OF THE DIRECTOR NAMED IN 2                 -
      ABOVE.
 ...............................................................................
5)    Please state whether                 6)    Please state the nature
      notification relates to                    of the transaction and
      a person(s) connected                      the nature and extent of
      with the Director named                    the directors interest
      in 2 above and identify                    in the transaction.
      the connected person(s).

      AS 3 ABOVE                                 PARTICIPATION IN THE
                                                 AMVESCAP PLC DEFERRED
                                                 FEES SHARE PLAN UNDER
                                                 WHICH DIRECTORS ARE
                                                 ENTITLED TO DEFER ALL OR
                                                 PART OF THEIR FEE INTO
                                                 AMVESCAP PLC ORDINARY
                                                 SHARES
 ...............................................................................
7)    Number of shares/amount              8)       (0.0002%)
      of stock purchased                            of issued Class

         1,075
 ...............................................................................

9)    Number of shares/amount              10)       (   - %)
      of stock disposed                            of issued Class

            -
 ...............................................................................
11)   Class of security                    12)   Price per share

      ORDINARY SHARES                            (pounds sterling)16.30
 ...............................................................................
13)   Date of transaction                  14)   Date company informed

      15 NOVEMBER 2000                           15 NOVEMBER 2000
 ...............................................................................
15)   Total holding following              16)   Total percentage holding
      this notification                          of issued class following
                                                 this notification

        82,430                                   0.01%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17)   Date of grant                        18)   Period during which or
                                                 date on which exercisable

          -                                              -
 ...............................................................................
19)   Total amount paid (if any)           20)   Description of shares or
      for grant of the option                    debentures involved:
                                                 class, number

          -                                            -
 ...............................................................................
21)   Exercise price (if fixed             22)   Total number of shares or
      at time of grant) or                       debentures over which
      indication that price is                   options held following
      to be fixed at time of                     this notification
      exercise

          -                                            -
 ...............................................................................
23)   Any additional information           24)   Name of contact and tele-
                                                 phone number for queries

          -                                      ANGELA TULLY
                                                 020 7454 3652
 ...............................................................................
25)   Name and signature of                      ANGELA TULLY
      authorised company                         AMVESCAP PLC
      official responsible                       ASSISTANT COMPANY SECRETARY
      for making this
      notification

      Date of Notification   16 NOVEMBER 2000
 ...............................................................................

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 16 November, 2000                     By /s/ ANGELA TULLY
     --------------------                    -----------------------
                                                 (Signature)

                                              Angela Tully
                                              Assistant Company Secretary